Exhibit 12-B

                   CHRYSLER CORPORATION ENTERPRISE AS A WHOLE
              COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                        Six Months Ended
                                                             June 30,
                                                           (Unaudited)
                                                        1994       1993
                                                     (dollars in millions)
    Net earnings from continuing operations
     before cumulative effect of changes
     in accounting principles                           $1,894    $1,215
        Add back:
         Taxes on income                                 1,242       787
         Fixed charges                                     648       752
         Amortization of previously
          capitalized interest                              49        50
        Deduct:
         Capitalized interest                               89        83
         Undistributed earnings from
          less than fifty-percent owned
          affiliates                                         6         2

            Earnings available for fixed charges        $3,738    $2,719

        Fixed charges:
         Interest expense                               $  482    $  592
         Capitalized interest                               89        83
         Credit line commitment fees                         6         5
         Interest portion of rent expense                   71        72
         Gross up of preferred stock dividends of
          majority-owned subsidiaries (CFC) to a
          pre-tax basis                                      0         0

              Total fixed charges                       $  648    $  752

    Ratio of earnings to fixed charges                    5.77      3.62

    Preferred stock dividend requirements                   66        66

    Ratio of earnings to fixed charges and
     preferred stock dividend requirements                5.24      3.32

    Equity taken up in earnings of less than
     fifty-percent owned affiliates                     $    6    $    2
    Deduct - Dividends paid by affiliates                    0         0
    Undistributed earnings from
     less than fifty-percent owned affiliates           $    6    $    2

For the purpose of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings are determined by adding back fixed charges to consolidated earnings from continuing operations (including equity in net earnings of unconsolidated subsidiaries) before taxes on income and excluding undistributed earnings from less than fifty-percent owned affiliates. Fixed charges consist of interest expense, credit line commitment fees, interest portion of rental expense and the preferred stock dividend requirements of its majority-owned subsidiaries increased to an amount representing the pre-tax earnings that would be required to cover such dividend requirements.